October 31, 2019

Jeffrey Vanneste
Chief Financial Officer
LEAR Corporation
21557 Telegraph Road
Southfield, MI 48033

       Re: LEAR Corporation
           Form 10-K for the period ended December 31, 2018
           Filed February 5, 2019
           File No. 001-11311

Dear Mr. Vanneste:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing